FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Foisie, Charles A.	2. Issuer Name and Ticker or Trading Symbol Pacific Northwest Bancorp ("PNWB")		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) X Other (specify below) Former Executive Vice President
(Last) (First) (Middle) 1111 Third Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 03/10/03
(Street) Seattle, WA 98101		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	03/07/03		M		6000	A	$22.96
Common Stock	03/07/03		S		6000	D	$27.49
Common Stock	03/07/03		M		2000	A	$20.75
Common Stock	03/07/03		S		2000	D	$27.49
Common Stock	03/07/03		M		2750	A	$17.50
Common Stock	03/07/03		S		2750	D	$27.49
Common Stock	03/07/03		M		250	A	$17.50
Common Stock	03/07/03		M		4128	A	$17.47
Common Stock	03/07/03		M		3230	A	$21.08
Common Stock	03/07/03		S		3230	D	$27.49
Common Stock	03/07/03		M		6072	A	$17.47
Common Stock	03/07/03		S		6072	D	$27.49	6378	D
								726	I	ESOP
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option	$22.96	03/07/03		M			6000	(1)	5/28/03	Common Stock	6000	N/A	55500	D
Stock Option	$20.75	03/07/03		M			2000	(2)	5/28/03	Common Stock	2000	N/A	53500	D
Stock Option	$17.50	03/07/03		M			2750	(3)	05/28/03	Common Stock	2750	N/A	50750	D
Stock Option	$17.50	03/07/03		M			250	12/21/00	05/28/03	Common Stock	250	N/A	50500	D
Stock Option	$17.47	03/07/03		M			4128	05/07/02	05/28/03	Common Stock	4128	N/A	46372	D
Stock Option	$21.08	03/07/03		M			3230	12/17/02	05/28/03	Common Stock	3230	N/A	43142	D
Stock Option	$17.47	03/07/03		M			6072	05/07/02	05/28/03	Common Stock	6072	N/A	37070	D

Explanation of Responses:

(1) The options became exercisable in four equal annual installments of 1500 shares from 12/15/98 to 12/15/01.
(2) The options became exercisable in four equal annual installments of 500 shares from 12/16/99 to 12/16/02.
(3) 750 of these options became exercisable on 12/21/00; the remaining 2000 options became exercisable in two equal annual installments on 12/21/01 and 12/21/02.

By: /s/ Patrick M. Fahey pursuant to Confirming Statement Charles A. Foisie **Signature of Reporting Person	03/11/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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